FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated April 28, 2005

HUNGARIAN TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Resolutions of the Annual General Meeting of Matáv Magyar Távközlési
Részvénytársaság held on April 27, 2005

RESOLUTION No. 1/2005 (04 27)

The General Meeting agrees to that the proceedings of the Meeting shall be recorded on tape.

The General Meeting adopts this Resolution with 676 419 503 affirmative votes, 0 negative votes, and 0 abstentions.

RESOLUTION No. 2/2005 (04 27)

The General Meeting elects Dr. Tibor Székelyhídi Keeper of the Minutes in addition to electing Dr. Reinhold Echter, representative of MagyarCom authenticator of the Minutes.

The General Meeting adopts this Resolution with 704 304 665 affirmative votes, 0 negative votes, and 0 abstentions

RESOLUTION No. 3/2005 (04 27)

The General Meeting approves the agenda of the Meeting as follows:

1

Report of the Board of Directors on the management of the Company, the business policy of Matáv Group and report on the business operations and the financial situation of Matáv Group in 2004 according to the requirements of the Accounting Act

2	Report of the Board of Directors on the business operations of the Company in 2004, presentation of the report of the Supervisory Board and the Auditor
3	Proposal of the Board of Directors for the use of the profit after tax earned in 2004
4	Modification of the Articles of Associations of the Company
5	Election of Member of the Board of Directors
6	Election of Members of the Supervisory Board
7	Determination of the remuneration of the members of the Supervisory Board
8	Miscellaneous

The General Meeting adopts this Resolution with 704 304 665 affirmative votes, 0 negative votes, and 0 abstentions.

1.              Report of the Board of Directors on the management of the Company, the business policy of Matáv Group and report on the business operations and the financial situation of Matáv Group in 2004 according to the requirements of the Accounting Act.

RESOLUTION No. 4/2005 (04 27)

The General Meeting approves the 2004 Consolidated Annual Report of Matáv Group prepared according to Hungarian Accounting Rules (HAR), including

1 028 Billion and 120	Million HUF balance sheet total assets and
41 Billion and 961	Million HUF after-tax net income (before the deduction of 9 Billion and 446 Million HUF to be disbursed for minority shareholders).

The General Meeting adopts this Resolution with 702 645 023 affirmative votes, 2 125 negative votes and 1 657 517 abstentions.

2.              Report of the Board of Directors on the business operations of the Company in 2004, presentation of the report of the Supervisory Board and the Auditor

RESOLUTION No. 5/2005 (04 27)

The General Meeting approves the 2004 Annual Report of the Company prepared according to Hungarian Accounting Rules (HAR), including

balance sheet total assets of	HUF 910 Billion and 300 Million and
after-tax net income of	HUF 39 Billion and 028 Million.

The General Meeting adopts this Resolution with 702 638 648 affirmative votes, 8 500 negative votes and 1 657 517 abstentions.

3. Proposal of the Board of Directors for the use of the profit after tax earned in 2004

RESOLUTION No. 6/2005 (04 27)

The General Meeting resolves to disburse HUF 70 dividend per each registered share of HUF 100 face value and HUF 7,000 per share of HUF 10,000 face value preferential share to the owners for the year 2004. The Company will use HUF 33 Billion 625 Million 402 Thousand and 954 from the profit reserves for the purpose of disbursing HUF 72 Billion 653 Million 819 Thousand since its after-tax profit is HUF 39 Billion 028 Million 416 Thousand and 046.

June 1st, 2005 shall be the first day of disbursement of dividends. In compliance with Matáv Ltd.’s assignment, KELER Ltd. (Budapest, VII., Asbóth u. 9-11.) shall disburse dividends claimed.

On May 12nd, 2005, the Board of Directors of Matáv Ltd. shall publish a detailed announcement on the order of the disbursement of dividends in the following newspapers: Magyar Hírlap, Napi Gazdaság, Népszabadság,  Magyar Tőkepiac in addition to the web-site of the Company and the Budapest Stock Exchange.

The General Meeting adopts this Resolution with 704 236 015 affirmative votes, 2 375 negative votes and 66 275 abstentions.

4. Modification of the Articles of Associations of the Company

RESOLUTION No. 7/2005 (04 27)

The General Meeting approves the amendments of the Articles of Associations set forth in the Annex.

Annex

1.            Section 1.4.(a) of the Articles of Association shall be added with the following:

1051 Budapest, Petőfi Sándor u. 17-19.

2.            Section 1.6.2. of the Articles of Associations (Other activities) shall be added as follows:

7486’03	Call center activities
5523’03	Other provision of lodgings
5510’03	Hotel services
5552’03	Catering
5530’03	Restaurants

Other provisions of the Articles of Associations remain unchanged.

The General Meeting adopts this Resolution with 678 833 184 affirmative votes, 25 387 081 negative votes and 84 400 abstentions.

5. Election of Member of the Board of Directors

RESOLUTION No. 8/2005 (04 27)

The General Meeting elects Mr. Gerhard Viktor Mischke as Member of Matáv Ltd.’s Board of Directors from this day until May 31, 2007.

The General Meeting adopts this Resolution with 703 341 289 affirmative votes, 1  000 negative votes and 962 376 abstentions.

6. Election of Members of the Supervisory Board

RESOLUTION No. 9/2005 (04 27)

The General Meeting elects dr. Thomas Knoll as Member of Matáv Ltd.’s Supervisory Board to serve from this day until May 31, 2007.

The General Meeting adopts this Resolution with 703 340 289 affirmative votes, 5 975 negative votes and 86 000 abstentions.

RESOLUTION No. 10/2005 (04 27)

The General Meeting elects Mr. Wolfgang Kniese as Member of Matáv Ltd.’s Supervisory Board to serve from this day until May 31, 2007.

The General Meeting adopts this Resolution with 703 340 289 affirmative votes, 3 125 negative votes and 88 850 abstentions.

RESOLUTION No. 11/2005 (04 27)

The General Meeting elects Dr. Ádám Farkas as Member of Matáv Ltd.’s Supervisory Board to serve from this day until May 31, 2007.

The General Meeting adopts this Resolution with 703 343 139 affirmative votes, 3 475 negative votes and 85 650 abstentions.

RESOLUTION No. 12/2005 (04 27)

The General Meeting elects Mr. György Varjú as Member of Matáv Rt.’s Supervisory Board to serve from this day until May 31, 2007.

The General Meeting adopts this Resolution with 703 343 489 affirmative votes, 3 125 negative votes and 85 650 abstentions.

7. Determination of the remuneration of the members of the Supervisory Board

RESOLUTION 13/2005 (IV. 27.)

The General Meeting leaves the fee of the members of the Supervisory Board unchanged, as established in Y2003.

The Chairman of the Audit Committee of the Supervisory Board shall receive an extra award of 100% of the fee established for the members of the SB while the members of the Audit Committee shall receive an extra award of 50% of the respective fee.

The General Meeting adopts this Resolution with 704 202 490 affirmative votes, 7 575 negative votes and 94 600 abstentions.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations

Date: April 28, 2005